INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933                     Facsimile: (678) 840-2126

June 6, 2013

Mary Cole

Sheila Stout

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, DC 20549

Re:	VII Peaks-KBR Co-Optivist Income BDC II, Inc. Comments to Form N-2, Post-Effective Amendment No. 2 Filed May 30, 2013 File No. 333-176182

Dear Ms. Cole and Ms. Stout:

I am writing as counsel to VII Peaks-KBR Co-Optivist Income BDC II, Inc. (the “Company”) to follow-up my phone conversation with Sheila Stout on June 3, 2013 regarding the Post-Effective Amendment No. 2 to the Company’s Form N-2 filed on May 30, 2013, and the accompanying correspondence. Simultaneous with the submission of this letter, the Company is filing Post-Effective Amendment No. 3 to its Form N-2 that addresses the items raised in our conversation as follows:

1.	As we discussed, the financial statements for the period ending March 31, 2013 have been added as a separate exhibit, instead of being incorporated into the audited statements for 2012.

2.	The presentation of certain items in the 2012 audited financial statements has been revised slightly, and the notes to the 2012 audited financial statements have been revised, to conform to the SEC’s comments to the Company’s Post-Effective Amendment No. 1 to the Form N-2. The audit report has been redated to June 4, 2013.

3.	The Company will be filing an amended Form 10-K for the year ended December 31, 2012 with updated certifications and an amended and redated audit report.

4.	In regard to your comment to paragraph 4 of my May 30, 2013 letter, I can confirm that the Company is aware of its obligation under Section 19(a) of the Investment Company Act of 1940 to provide shareholders with a notice at the time of any dividend payment to the extent the payment is from a source other than accumulated undistributed net income not including any profits realized upon the sale of securities.

INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

Letter to Mary Cole and Sheila Stout

June 6, 2013

5.	In regard to your comment to paragraph 7 of my May 30, 2013 letter, we have revised the “Fees and Expenses” table to reflect the amount of “other expenses” that will be borne by shareholders, assuming the amounts are not subject to reimbursement under the expense reimbursement agreement. Footnote 8 has been revised accordingly.

6.	In regard to your comment to paragraph 11 of my May 30, 2013 letter, we revised the method of calculating the expenses borne by shareholders in the “Fees and Expenses Example” in the manner we discussed. The change resulted in a slight increase in the numbers attributable to additional incentive fees being charged. We have revised the explanation below the example accordingly.

7.	In regard to paragraphs 13 and 18 of my May 30, 2013 letter, the Company wanted to clarify that its treatment of offering costs follows the guidance under ASC 946-20-25 and ASC 946-20-35, as well as AICPA Technical Practice Aid Section 6910.23, “Accounting Treatment of Offering Costs Incurred by Investment Partnerships.”

Please feel free to contact me in the event you have any further questions regarding the filing.

Very truly yours,

INVESTMENT LAW GROUP OF DAVIS
GILLETT MOTTERN & SIMS, LLC

/s/ Robert J. Mottern

Robert J. Mottern, Esq.

INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

Letter to Mary Cole and Sheila Stout

June 6, 2013

I, Gurpreet S. Chandhoke, hereby certify that I have read the foregoing letter dated June 6, 2013, by Robert J. Mottern, counsel for the VII Peaks-KBR Co-Optivist Income BDC II, Inc. and I acknowledge that the Company is responsible for the adequacy and accuracy of the statements in the letter, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

VII Peaks-KBR Co-Optivist Income BDC II, Inc.

/s/ Gurpreet S. Chandhoke

Gurpreet S. Chandhoke, Chief Executive Officer